Filed Pursuant to Rule 433 Registration Statement No. 333-15590 September 17, 2009

Minefinders Corporation Ltd. Treasury Offering of Common Shares

Terms and Conditions

Issuer:	Minefinders Corporation Ltd. (“Minefinders” or the “Company”)
Issue:	Treasury offering of 6,200,000 common shares (the “Common Shares”)
Issue Price:	C$10.65 per Common Share
Amount:	C$66,030,000
Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable at the Issue Price for a period of 30 days following the closing of the Issue, to purchase up to an additional 900,000 Common Shares (C$9,585,000) of the Offering to cover over-allotments, if any.

Use of Proceeds:	The net proceeds of the Offering will be used for debt repayment, continued development of La Bolsa, future expansion and mill construction at Dolores and general corporate purposes.
Form of Offering:

Bought offering by way of a prospectus supplement to a shelf prospectus in all provinces and territories of Canada, excluding Quebec, in the United States pursuant to the Multi-Jurisdictional Disclosure System and internationally as expressly permitted by the Company.

Listing:

Application will be made to list the Common Shares on The Toronto Stock Exchange (the “TSX”) and on the NYSE Amex. The existing common shares of Minefinders are listed on the TSX under the symbol “MFL” and the NYSE Amex under the symbol “MFN”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs and DPSPs.
Commission:	5.0%.
Closing:	September 29, 2009.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from BMO Capital Markets in Canada, Distribution Department, 1 First Canadian Place, B2 Level, Toronto, Ontario, M5X 1H3 (tel: 416-363-6996 x224); or in the U.S. from BMO Capital Markets Corp., Attention: Lori Begley, 3 Times Square, 27th Floor, New York, New York, 10036 (tel:212-885-4039).